October 28, 2019

Corey Maple
Chief Executive Officer
Lodging Fund REIT III, Inc.
1635 43rd Street South, Suite 205
Fargo, North Dakota 58103

       Re: Lodging Fund REIT III, Inc.
           Amendment No. 1 to Form 10-12G
           Filed September 17, 2019
           File No. 000-56082

Dear Mr. Maple:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction